97/2                                                                NEWS RELEASE


                                                                    May 12, 1997
                                                            Coeur d'Alene, Idaho

                   PRIVATE PLACEMENT ANNOUNCED BY FISCHER-WATT

FISCHER-WATT GOLD COMPANY, INC. announced this week the recent completion of a private placement which has raised approximately US$454,000. Proceeds will be utilized for continued exploration, development and expansion of Fischer-Watt's mining properties and contribute to working capital requirements.

The securities were sold in units consisting of two shares of Common Stock and one Warrant to purchase one share of Common Stock exercisable from date of purchase through February, 1999. Purchase price per unit was US$1.06. These securities were not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Fischer-Watt Gold Company, Inc. is an Idaho based mining and exploration company with an operating gold mine, El Limon, and two additional properties under development in Colombia, South America. It also holds exploration interests in Mexico, is active in property research in Panama and holds key land positions in Nevada, one of the world's principal gold producing districts. The Company's shares trade on the NASD Bulletin Board (FWGO-OTC).

For further information, please contact:

George Beattie, Chief Executive Officer and Chairman,1-208-664-6757 or
Diane Bryan, Investor Relations, 1-702-689-7450






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